UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

LCC International, Inc.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

501810105

(CUSIP Number)

December 4, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

Page 1 of 14 pages

Cusip No. 501810105	13G

1.	Name of Reporting Person: Carlyle-LCC Investors I, L.P. I.R.S. Identification Nos. of above persons (entities only): 54-1686945

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 335,503 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 335,503

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 335,503

10.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

11.	Percent of Class Represented by Amount in Row (11) 1.9%

12.	Type of Reporting Person (See Instructions) PN

Page 2 of 14 pages

Cusip No. 501810105	13G

1.	Name of Reporting Person: Carlyle-LCC Investors II, L.P. I.R.S. Identification Nos. of above persons (entities only): 54-1686946

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 241,549 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 241,549

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 241,549

10.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

11.	Percent of Class Represented by Amount in Row (11) 1.3%

12.	Type of Reporting Person (See Instructions) PN

Page 3 of 14 pages

Cusip No. 501810105	13G

1.	Name of Reporting Person: Carlyle-LCC Investors III, L.P. I.R.S. Identification Nos. of above persons (entities only): 54-1686947

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 134,184 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 134,184

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 134,184

10.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

11.	Percent of Class Represented by Amount in Row (11) 0.7%

12.	Type of Reporting Person (See Instructions) PN

Page 4 of 14 pages

Cusip No. 501810105	13G

1.	Name of Reporting Person: Carlyle-LCC Investors IV (E), L.P. I.R.S. Identification Nos. of above persons (entities only): 54-1686949

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 325,053 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 325,053

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 325,053

10.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

11.	Percent of Class Represented by Amount in Row (11) 1.8%

12.	Type of Reporting Person (See Instructions) PN

Page 5 of 14 pages

Cusip No. 501810105	13G

1.	Name of Reporting Person: TC Group, L.L.C. I.R.S. Identification Nos. of above persons (entities only): 54-1686957

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 1,036,288 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 1,036,288

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,036,288

10.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

11.	Percent of Class Represented by Amount in Row (11) 5.8%

12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

Page 6 of 14 pages

Cusip No. 501810105	13G

1.	Name of Reporting Person: TCG Holdings, L.L.C. I.R.S. Identification Nos. of above persons (entities only): 54-1686011

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 1,036,288 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 1,036,288

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,036,288

10.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

11.	Percent of Class Represented by Amount in Row (11) 5.8%

12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

Page 7 of 14 pages

Cusip No. 501810105	13G

Item 1.	(a)	Name of Issuer: LCC International, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 7925 Jones Branch Drive, McClean, VA 22102

Item 2.	(a)

Name of Person Filing:

Carlyle-LCC Investors I, L.P., a Delaware limited partnership

Carlyle-LCC Investors II, L.P., a Delaware limited partnership

Carlyle-LCC Investors III, L.P., a Delaware limited partnership

Carlyle-LCC Investors IV (E), L.P., a Delaware limited liability company

TC Group, L.L.C., a Delaware limited liability company

TCG Holdings, L.L.C., a Delaware limited liability company.

	(b)	Address of Principal Business Office or, if none, Residence: c/o The Carlyle Group 1001 Pennsylvania Avenue, N.W. Suite 220 South Washington, D.C. 20004-2505.

(c)

Citizenship:

Carlyle-LCC Investors I, L.P., a Delaware limited partnership

Carlyle-LCC Investors II, L.P., a Delaware limited partnership

Carlyle-LCC Investors III, L.P., a Delaware limited partnership

Carlyle-LCC Investors IV (E), L.P., a Delaware limited liability company

TC Group, L.L.C., a Delaware limited liability company

TCG Holdings, L.L.C., a Delaware limited liability company.

	(d)	Title of Class of Securities: Class A Common Stock, par value $.01 per share

	(e)	CUSIP Number: 501810105

Item 3.	If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Page 8 of 14 pages

Cusip No. 501810105	13G

Item 4.    Ownership

Reporting Person:	Amount beneficially owned:	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

TCG Holdings, L.L.C.	1,036,288	5.8%	0	1,036,288	0	1,136,288

TC Group, L.L.C.	1,036,288	5.8%	0	1,036,288	0	1,036,288

Carlyle-LCC Investors IV (E), L.P.	325,053	1.8%	0	325,053	0	325,053

Carlyle-LCC Investors III, L.P.	134,184	0.7%	0	134,184	0	134,184

Carlyle-LCC Investors II, L.P.	241,549	1.3%	0	241,549	0	241,549

Carlyle-LCC Investors I, L.P.	335,503	1.9%	0	335,503	0	335,503

Each of the entities listed below is the record owners of the number of shares of Class A Common Stock, par value $0.01 per share, of LCC International, Inc. (the “Common Stock”) set forth opposite such entities name below:

Record Holders	Shares Held of Record
Carlyle-LCC Investors I, L.P.	335,503
Carlyle-LCC Investors II, L.P.	241,549
Carlyle-LCC Investors III, L.P.	134,184
Carlyle-LCC Investors IV (E), L.P.	325,053

TC Group, L.L.C. is the sole general partner of Carlyle-LCC Investors I, L.P., Carlyle-LCC Investors II, L.P., Carlyle-LCC Investors III, L.P., and Carlyle-LCC Investors IV (E), L.P. TCG Holdings, L.L.C. is the sole managing member of TC Group, L.L.C. Accordingly, TC Group, L.L.C. and TCG Holdings, L.L.C. each may be deemed to be a beneficial owner of the shares of Common Stock owned of record by each of Carlyle-LCC Investors I, L.P., Carlyle-LCC Investors II, L.P., Carlyle-LCC Investors III, L.P., and Carlyle-LCC Investors IV(E), L.P.

William E. Conway, Jr., Daniel A D’Aniello and David M. Rubenstein are managing members (the “TCG Holdings Managing Members”) of TCG Holdings, L.L.C. and, in such capacity, may be deemed to share beneficial ownership of shares of Common Stock beneficially owned by TCG Holdings, L.L.C. Such individuals expressly disclaim any such beneficial ownership. Each of the TCG Holdings Managing Members is a citizen and resident of the United States.

Item 5.    Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Page 9 of 14 pages

Cusip No. 501810105	13G

Item 8.    Identification and Classification of Members of the Group

Not Applicable.

Item 9.    Notice of Dissolution of Group

Not Applicable.

Item 10.   Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 10 of 14 pages

Cusip No. 501810105	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004

CARLYLE-LCC INVESTORS I, L.P.

By:	TC Group, L.L.C., its General Partner

By:	/s/ Daniel D’Aniello

Name:	Daniel D’Aniello
Title:	Managing Director

CARLYLE-LCC INVESTORS II, L.P.

By:	TC Group, L.L.C., its General Partner

By:	/s/ Daniel D’Aniello

Name:	Daniel D’Aniello
Title:	Managing Director

CARLYLE-LCC INVESTORS III, L.P.

By:	TC Group, L.L.C., its General Partner

By:	/s/ Daniel D’Aniello

Name:	Daniel D’Aniello
Title:	Managing Director

CARLYLE-LCC INVESTORS IV (E), L.P.

By:	TC Group, L.L.C., its General Partner

By:	/s/ Daniel D’Aniello

Name:	Daniel D’Aniello
Title:	Managing Director

TC GROUP, L.L.C.

By:	TC Group, L.L.C., its Managing Member

By:	/s/ Daniel D’Aniello

Name:	Daniel D’Aniello
Title:	Managing Director

TCG HOLDINGS, L.L.C.

By:	/s/ Daniel D’Aniello

Name:	Daniel D’Aniello
Title:	Managing Director

Page 11 of 14 pages

Cusip No. 501810105	13G

LIST OF EXHIBITS

Exhibit A             Joint Filing Agreement

Page 12 of 14 pages